July 10, 2008


Mr. Jim Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:       Chugach Electric Association, Inc.
          Form 10K for the Fiscal Year Ended December 31, 2007
          Filed April 14, 2008
          File No. 33-42125

Dear Mr. Allegretto,

This is to acknowledge your consent to a ten business day extension of the reply due date for Chugach Electric association, Inc. to respond to the July 1, 2008 Staff Comment Letter. Chugach will respond as soon as possible and in any event on or before July 30, 2008.

Thank you very much for granting this request.

Very Truly Yours,

/s/ Michael R. Cunningham

Michael R. Cunningham
Sr. VP Finance and Chief Financial Officer
Chugach Electric Association, Inc.